

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4561

September, 22 2015

Frank J. Bisignano, Chief Executive Officer
First Data Corporation
225 Liberty Street, 29th Floor
New York, New York 10281

**Re: First Data Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed September 11, 2015
File No. 333-205750**

Dear Mr. Bisignano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2015 letter.

Unaudited Pro Forma Financial Information, page 46

1. Please note that once you have included complete pro forma financial information for the reorganization, refinancing, recapitalization and offering transactions, we will need sufficient time to review such information and may have additional comments. In addition, please ensure that each of your pro forma adjustments is explained in sufficient detail, particularly in cases where multiple adjustments impact a specific line item.

Audited Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting, page F-4

2. We note your response to prior comment 5 where you state that the "process that was involved in identifying these errors was the Accounting Policy Group's review that it performs with respect to all significant debt transactions to ensure proper accounting treatment." Please clarify when you implemented this control and tell us what impact our comment letter had on the Accounting Policy Group's review. In this regard, it appears that the review of debt transactions occurring during fiscal 2012, 2013 and 2014 was performed after the receipt of our comment letter. As such, please explain further how your review process identified the errors that occurred in the referenced fiscal years and, if applicable, describe any other relevant controls that exist, independent of the comment letter process.

3. Please provide additional detail regarding how you determined that the maximum potential for error relating to this control deficiency was limited to the debt that was reasonably eligible for refinancing based on the debt level, call rights and market conditions and explain in detail how you determined that the magnitude of the potential error should not also include the total debt balance. Please also explain how you considered in your evaluation the volume of refinancing transactions that was expected in future periods.

4. In your response to prior comment 5 you state that the errors were the result of both the preparer and reviewer misinterpreting the application of ASC 470 and the control deficiency cause was "the lack of personnel with adequate knowledge and training about ASC 470." In addition, we note that you had a material weakness in income taxes in fiscal 2012 and 2013, which you attributed, in part, to "insufficient number of personnel with appropriate knowledge, experience or training in accounting for income taxes." Your response also states that as part of the remediation efforts and preparation of your registration statement you appointed a Chief Accounting Officer in December 2014, increased staffing of the Accounting Policy Group by 40% with individuals with extensive technical accounting experience, and engaged a CPA firm to assist with complex accounting topics. Please address the following:

    •   Tell us why you believe the impact of the identified control deficiency cause ("lack of personnel with adequate knowledge and training") was limited to accounting for debt refinancing transactions and specifically to their treatment as either modifications or extinguishments;

    •   Tell us how you considered the root causes of the debt accounting errors as well as the 2012 and 2013 material weakness and whether they may be related in your evaluation of the effectiveness of your control environment as of December 31, 2014;

- Tell us how you considered whether it was reasonably possible that the identified root causes of these errors and prior material weaknesses could result in non-compliance with other significant accounting policies;

- Please clarify for us whether you believe the Accounting Policy Group's review control failed; whether the lack of knowledge and training in areas of significant judgment was the control that failed, or both; and

- Explain in greater detail how you determined that the control deficiency was remediated during 2014 given the timing of enhancements made to your Accounting Policy Group and the fact that the accounting errors and control deficiency were not identified until 2015.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or me, at (202) 551-3499 if you have any questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services